1.   **Nature of Operations and Summary of Significant Accounting Policies**

Kalos Capital, Inc. (the "Company") was formed in 1997 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank account held in a broker/dealer. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. During 2015, six products collectively accounted for 36% of commission revenue.

The Company receives reimbursements from the Company's registered reps that relate to fees paid on their behalf. These fee reimbursements are recognized as income in the period in which the associated costs are incurred.

Commissions Receivable

The Company considers current commissions receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. Five products represent 42% of commissions receivable at December 31, 2015.

Income Taxes

The Company has elected to be taxed under the S Corporation provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the years subsequent to 2012 are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 22, 2016, the date the financial statements were available to be issued. Management established a new custodian relationship in 2016. There were no other subsequent events that require recognition or disclosure in the financial statements.

2.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2015, the ratio of aggregate indebtedness to net capital ratio was 4.07 to 1 and net capital was $773,776 which exceeded the minimum net capital requirements by $563,704.

3.   Related Party Transaction

The Company shares various office expenses and salaries with a company under common ownership (affiliate). Expenses paid to this affiliate during 2015 for shared expenses were $3,280,000.

4.   Commitments and Contingencies

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. Management does not believe the Company is exposed to any significant risks as of and for the year ended December 31, 2015.

Supplementary Information